Mail Stop 3561

March 21, 2007

Marc B. Crossman, President
Innovo Group Inc.
5901 South Eastern Avenue
Commerce, CA 90040

> **Re: Innovo Group Inc.**
> **Registration Statement on Form S-3**
> **Filed February 23, 2007**
> **File No. 333-140867**

Dear Mr. Crossman:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering a total of 10,051,318 shares of common stock for resale by the selling stockholders and that a total of 25,334,210 shares of outstanding common stock are held by non-affiliates. Please advise us of the basis for determining that the transaction is appropriately characterized as a transaction eligible to be made under Rule 415(a)(1)(i). With respect to each selling shareholder, please address the following factors in your analysis:

- how long the selling shareholders have held the securities,
- the circumstances under which the selling shareholders received the securities,
- the selling shareholders' relationship to the issuer,
- the amount of securities involved,
- whether the sellers are in the business of underwriting securities, and
- whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Please refer to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. D.29. (July 1997).

Selling Stockholders, page 16

2. For each selling stockholder, please describe the transaction in which they acquired the shares that they are offering for resale.

3. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Azteca Production International, Inc., BSS – Joe's Investors, LLC and Windsong DB, LLC. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation I.60 (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Where you can find more information, page 20

4. We note that you have incorporated by reference your Form 10-K for the fiscal year ended November 25, 2006 which incorporates your 2007 proxy. Before your Form S-3 can become effective, you must either file your definitive proxy statement for your 2007 meeting or include the officer and director information in an amended Form 10-K. See Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Staff Interpretation No. H. 6. (July 1997).

Signature

5. Please amend your filing to include your controller/principal accounting officer's signature.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Erica Johnson, Esq.
    Akin Gump Strauss Hauer & Feld LLP